February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Melissa Kindelan
Kathleen Collins

Re:	Roblox Corporation
Registration Statement on Form S-1
File No. 333-250204

Acceleration Request
	Requested Date:	Tuesday, March 2, 2021
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roblox Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-250204) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Coke at (650) 565-3596.

Sincerely,

ROBLOX CORPORATION

/s/ David Baszucki

David Baszucki
Chief Executive Officer

cc:	Michael Guthrie, Roblox Corporation

Mark Reinstra, Roblox Corporation

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin Kennedy, Simpson Thacher & Bartlett LLP